

05041719

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 39592

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-04 (MM/DD/YY) AND ENDING 12-31-04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Cripple Creek Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

195 Maplewood Avenue
(No. and Street)

Maplewood	NJ	07040
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Maurice Hryshko 973-313-6400
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rosenberg Rich Baker Berman & Company
(Name – *if individual, state last, first, middle name*)

380 Foothill Road	Bridgewater	NJ	08807
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Maurice Hryshko, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Cripple Creek Securities, LLC, as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Counsel

Title

ANNE K. EVERS
NOTARY PUBLIC OF NEW JERSEY
My Comm. Expires July 27, 2009

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Cripple Creek Securities, L.L.C.

Financial Statements and Supplementary Schedules
Pursuant to Rule 17a-5 of the

Securities and Exchange Commission

Year Ended December 31, 2004



PROCESSING
2005
SECTION

Cripple Creek Securities, L.L.C.

Index to the Financial Statements

December 31, 2004

Rosenberg Rich
Baker Berman
& COMPANY

A PROFESSIONAL ASSOCIATION OF
CERTIFIED PUBLIC ACCOUNTANTS

111 Dunnell Road ∘ Maplewood, NJ 07040
Phone: 973-763-6363 ∘ FAX: 973-763-4430
Website: www.rrbb.com ∘ E-Mail: info@rrbb.com

Independent Auditors' Report

To the Board of Directors and Members of

Cripple Creek Securities, L.L.C.

We have audited the accompanying statement of financial condition of Cripple Creek Securities, L.L.C. (the"Company") as of December 31, 2004 and the related statements of operations, changes in members' equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Cripple Creek Securities, L.L.C. as of December 31, 2004, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the additional information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is additional information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Rosenberg Rich Baker Berman & Company

Bridgewater, New Jersey
January 26, 2005

Cripple Creek Securities, L.L.C.

Statement of Financial Condition

December 31, 2004

Assets	
Current Assets	
Cash	$ 11,105
Due from clearing organization	125,038
Securities owned	
Not readily marketable, at estimated fair value	-
Total Current Assets	136,143
Liabilities and Members' Equity	
Current Liabilities	
Accrued expenses	10,000
Total Current Liabilities	10,000
Commitments and Contingencies	-
Members' Equity	126,143
Total Liabilities and Members' Equity	$ 136,143

See notes to the financial statements.

Cripple Creek Securities, L.L.C.

Statement of Operations

Year Ended December 31, 2004

Revenues	
Principle transactions	$ -
Interest income	1,858
Total Revenues	1,858
Expenses	
Professional fees	18,500
License fees, dues and assessments	3,418
Total Expenses	21,918
Net Loss	$ (20,060)

See notes to the financial statements.

Cripple Creek Securities, L.L.C.

Statement of Changes in Members' Equity

Year Ended December 31, 2004

	Total Members' Equity
Balance - January 1, 2004	$ 146,203
Members contributions	-
Members withdrawals	-
Net loss	(20,060)
Balance - December 31, 2004	$ 126,143

See notes to the financial statements.

Cripple Creek Securities, L.L.C.

Statement of Cash Flows

Year Ended December 31, 2004

Cash Flows From Operating Activities		
Net Loss	$	(20,060)
Adjustments to Reconcile Net Loss to Net Cash Provided by Operating Activities		
Changes in Assets and Liabilities		
Decrease in other current assets		15
Decrease in due from clearing agent		29,837
Total Adjustments		29,852
Net Cash Provided by Operating Activities		9,792
Net Increase in Cash		9,792
Cash - January 1, 2004		1,313
Cash - December 31, 2004	$	11,105

See notes to the financial statements.

Cripple Creek Securities, L.L.C.

Notes to the Financial Statements

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Organization

The Company was formed on December 28, 1995 under the laws of the State of Delaware for the purpose of operating as a broker-dealer. The Company has received certification from the National Association of Securities Dealers (NASD) to become a registered broker and dealer in securities under the Securities Exchange Act of 1934. As such, Cripple Creek Securities, L.L.C. has been granted approval to conduct proprietary trading for its own account and to perform private placements and shelf offering underwritings.

Basis of Income Realization and Securities Transactions

Marketable securities are valued at market value and securities not readily marketable are valued at fair value as determined by management. Securities transactions of the Company are recorded on a trade date basis. Realized and unrealized gains and losses are included in earnings.

Cash and Equivalents

Cash equivalents include time deposits, certificates of deposit and all highly liquid debt instruments with original maturities of three months or less.

Income Taxes

The Company is formed as a limited liability company. As such, federal and state income is taxed to the members personally. Accordingly, no provision for federal or state income taxes have been made in the accompanying financial statements.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

CONCENTRATION OF CREDIT RISK

The Company maintains cash balances in several financial institutions. Accounts at each institution are insured by the Federal Deposit Insurance Corporation or the Securities Investor Protection Corporation up to $100,000. At times during the year, cash balances may exceed insured limits.

OFF-BALANCE SHEET RISK

The Company enters into transactions that may have off-balance sheet risk. Off-balance sheet risk exists when the maximum potential loss is greater than the value reflected in the Company's financial statements.

The Company is subject to certain risks arising from its transactions with counterparties if the counterparty fails to perform its obligations under the contractual terms.

RELATED PARTY TRANSACTION

The Palladin Group, L.P., pursuant to an agreement with the Company, provides office space and administrative services without charge.

Cripple Creek Securities, L.L.C.

Notes to the Financial Statements

NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The rule of the Exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. In addition, the firm must maintain 120% of its minimum net capital requirement in accordance with Securities and Exchange Rule 17a-11(b)(1). At December 31, 2004, the Company had net capital of $126,143, which was $26,143 in excess of its required net capital of $100,000. The Company's net capital ratio was .0793 to 1.

Cripple Creek Securities, L.L.C.

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

As of December 31, 2004

NET CAPITAL	
Total Members' Equity	$ 126,143
Total Capital and Allowable Subordinated Liabilities	
Deductions and/or Charges	
Non allowable assets	
Securities - owned	-
Securities - when issued	-
Other assets	-
Net Capital Before Haircuts on Securities Positions	126,143
Haircuts on Securities	
Haircut on securities	-
Haircut on undue concentration	-
Total Haircuts on Securities Positions	-
Net Capital	126,143
AGGREGATE INDEBTEDNESS	
Items included in statement of financial condition	
Accrued expenses	10,000
Total Aggregate Indebtedness	10,000
COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS	
Minimum dollar net capital requirement	$ 100,000
Net Capital Requirement	100,000
Excess Net Capital	$ 26,143
Ratio of Aggregate Indebtedness to Net Capital	.0793 to 1

There were no material differences between the amounts presented above and the amounts reported in the Company's unaudited FOCUS report as December 31, 2004.

Cripple Creek Securities, L.L.C.

Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities Exchange Commission

As of December 31, 2004

The Company claims an exemption from the reserve requirement under paragraph (k)(2)(ii) of Rule 15c3-3.